UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Partner Communications Company Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

70211M109
(CUSIP Number)

Amphissa Holdings Limited Partnership Ariel Sharon 8 Or Yehuda, Israel +(972)- 3-5689200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AMPHISSA HOLDINGS LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISRAEL LITERAGE AND SUPPLY CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ¨☐ (b) ¨☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NYMPHAE A.A. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ¨☐ (b) ¨☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TORREL A A LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ¨☐ (b) ¨☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SHLOMO RODAV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ¨☐ (b) ¨☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RONNIE GAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ¨☐ (b) ¨☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) IN

Item 1.          Security and Issuer

This Schedule 13D relates to the ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), of Partner Communications Company Ltd. (“Partner”), a company organized under the laws of the State of Israel.  Partner’s principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Haayin, Israel 48103.

Item2.          Identity and Background

Israel Literage and Supply Co. Ltd. (“ILS”) is a company organized under the laws of the State of Israel that serves as the general partner of Amphissa Holdings Limited Partnership.  Its principal business is investment and management of various companies.  ILS is controlled by Nymphae A.A. Ltd., a company organized under the laws of the State of Israel, which is wholly-owned by Torrel A A Ltd., a company organized under the laws of the State of Israel.  Torrel A A Ltd. is 50%-owned by Shlomo Rodav and the remaining 50% is owned by Ronnie Gat (26%) and his daughters Tal Gat-Shchori (12%) and Michal Gilad (12%).  Roni Gat has the sole voting and dispositive power over the holdings of his daughters in Torrel A A Ltd.

Amphissa Holdings Limited Partnership is a limited partnership organized under the laws of the State of Israel.  Its principal business is investment in Partner’s shares.

Mr. Shlomo Rodav is a citizen of the State of Israel and serves as a director of ILS.

Mr. Ronnie Gat is a citizen of the State of Israel and serves as a director of ILS.

The principal business address for each of the Reporting Persons is c/o Amphissa Holdings Limited Partnership Ariel Sharon 8, Or Yehuda, Israel.

During the last five years, no Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

On November 28, 2021, Amphissa Holdings Limited Partnership (then known as Fabos Holdings, L.P.) was registered as a limited partnership with the Israeli Partnerships Registrar, registration number 540312899 (“Amphissa”).  Amphissa’s limited partners, which provided the funding for the acquisition of the Ordinary Shares, are The Phoenix Insurance Company Ltd., The Phoenix Pension and Provident Fund Ltd., Clal Insurance Company Ltd. for its Nostro, Clal Insurance Company Ltd. for Profit Participating Policies, Clal Pension and Provident Funds Ltd. on behalf of pension and provident funds under its management, Atudot Pension Fund for Workers and Independent Workers Ltd., M. Arkin (1999) Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Pension and Gemel Ltd., and (as and when current restrictions are removed) Zela Investments Ltd.  Each of the foregoing is a company organized under the laws of the State of Israel.

On November 24, 2021, Amphissa provided an offer letter to Adv. Ehud Sol (the “Offer Letter”), in his capacity as permanent receiver over 49,862,800 Ordinary Shares of Partner (the “Purchased Shares”), owned by S.B. Israel Telecom Limited, pursuant to which Amphissa offered, subject to the satisfaction of various conditions stated in the Offer Letter, to purchase the Purchased Shares in consideration for US$300,000,000, subject to adjustment as set out in the Offer Letter.  Those conditions included approval of the Tel Aviv District Court and approvals of the Israeli Ministry of Communications and the Israel Competition Authority.  Further to satisfaction of these conditions, the transaction was consummated on April 4, 2022 (the “Closing Date”).  The foregoing summary of the Offer Letter is qualified in its entirety by reference to the Offer Letter, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4.          Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

Amphissa acquired its position in the Ordinary Shares for investment purposes.

The Reporting Persons reserve the right to acquire additional Ordinary Shares or dispose of any or all of their Ordinary Shares in the open market, in private transactions or otherwise, at any time and from time to time, on such terms and at such times as the Reporting Persons may deem advisable, in all case subject to applicable law and licensing requirements.

Amphissa may endeavor to have Mr. Rodav and (in certain circumstances) Mr. Gabbay (subject to currently applicable limitations ceasing to apply) be involved in Partner, through appointment to Partner’s board of directors.

Other than as described above, the Reporting Persons report that they currently have no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.           Interest in Securities of the Issuer

The information contained in Item 3 is incorporated herein by this reference.

(a)- (b)  The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over the 49,862,800 Ordinary Shares directly held by Amphissa, representing approximately 27.15% of Partner’s Ordinary Shares (based on 183,678,220 Ordinary Shares stated to be outstanding as of December 31, 2021, as reported by Partner in its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 28, 2022).

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transactions with respect to the shares of the Partner during the past 60 days.

(d) Amphissa has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D. Except for the foregoing, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Offer Letter dated November 24, 2021 provided by Amphissa to Adv. Ehud Sol in connection with the purchase of the Purchase Shares (i.e., 49,862,800 Ordinary Shares of Partner), none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.          Material to be Filed as Exhibits

Exhibit 1       Joint Filing Agreement dated as of April 4, 2022

Exhibit 2       Offer Letter dated November 24, 2021 provided by Amphissa to Adv. Ehud Sol

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

Israel Literage and Supply Co. Ltd.

By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Nymphae A.A. Ltd.

By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Torrel A A Ltd.

By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Amphissa Holdings Limited Partnership By: Israel Literage and Supply Ltd., managing general partner
By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Shlomo Rodav
By:	/s/ Shlomo Rodav

Ronnie Gat
By:	/s/ Ronnie Gat